K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com
December 23, 2014
FILED VIA EDGAR
Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:            Neuberger Berman Equity Funds; Post-Effective Amendment No. 175
- Neuberger Berman Global Real Estate Fund
- 1933 Act File No. 002-11357
- 1940 Act File No. 811-00582
Dear Ms. Rossotto:
This letter responds to your comments, discussed in our telephone conversation on November 25, 2014, regarding your review of Post-Effective Amendment No. 175 to the registration statement on Form N-1A for Neuberger Berman Equity Funds (the “Registrant”) on behalf of its series Neuberger Berman Global Real Estate Fund (the “Fund”).  Post-Effective Amendment No, 175 will become effective on December 24, 2014, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”). We expect to file Post-Effective Amendment No. 178 on December 23, 2014, which will become effective on December 24, 2014, pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.
Prospectus
Comment 1:  Please revise the Fund’s goal so that it contains only the Fund’s goal and not its strategy by deleting the portion of the sentence that follows the words “total return.”
Response:  The Registrant has made the requested change.
Comment 2: Please explain why the Institutional Class management fee is different from the Class A and Class C management fee reflected in the fee table for the Fund.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
December 23, 2014

Response:  While the Fund has a single management agreement under which each Class pays the same fee rate, each Class has a separate administration agreement.  The fee rate that the Fund pays under the administration agreement differs as between the Institutional Class and Class A and Class C.  The management fee contained in the fee table reflects the fees paid by the Fund under both agreements.  This presentation is permitted by Item 3, Instruction 3(a) to Form N-1A which states that, “[m]anagement Fees” include investment advisory fees (including any fees based on the Fund’s performance), any other management fees payable to the investment adviser or its affiliates, and administrative fees payable to the investment adviser or its affiliates that are not included as “Other Expenses.”
Comment 3:  In the first sentence of the “Principal Investment Strategies” section, please add “plus any borrowings for investment purposes” after net assets.
Response:  No change was made in response to this comment.  The Registrant has considered the staff’s comment but the Fund does not currently intend to borrow for investment purposes.  In addition, the Fund has a fundamental policy that only permits it to “borrow money from banks for temporary or emergency purposes and not for leveraging or investment.”  Accordingly, the Registrant believes the addition of this language would only confuse investors by suggesting the Fund could borrow for investment purposes.
Comment 4:  Please confirm that any convertible securities that would be considered equity securities for purposes of the Fund’s non-fundamental policy to invest at least 80% of its net assets in equity securities are immediately convertible.
Response: The Registrant notes that the Fund does not intend to invest to any material extent in convertible securities and confirms that, to the extent it does, the Fund generally would not seek to invest in convertible securities that are not readily convertible.
Comment 5:  In the first sentence of the second paragraph of the “Principal Investment Strategies” section, please confirm that where an issuer is “organized” is sufficient to determine the identity of an issuer as non-U.S.
Response: The Registrant believes that where an issuer is “organized” is sufficient to determine the identity of an issuer as non-U.S.  The Registrant has reviewed a “Dear Registrant” letter from the SEC Staff, dated February 22, 1993, regarding how to determine the domicile or nationality of specific issuers for purposes of satisfying a requirement that a certain percentage of a fund’s assets be invested in a particular country.  In that letter, the SEC listed several categories of issuers that would satisfy such a requirement, including issuers “which are organized under the laws of that country.”
Comment 6:  The fourth paragraph of the “Principal Investment Strategies” section states that the Fund “seeks to invest for the long-term,” but the following paragraph states that “the Fund may engage in active and frequent trading.” Please clarify how these two statements are consistent with one another.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
December 23, 2014

Response: The Registrant believes that the two statements are not inconsistent with one another, since the statement about investing for the "long-term" is qualified and indicates there may be more frequent trading in certain circumstances.  The entire disclosure in the "Principal Investment Strategies" section states: “The Fund normally seeks to invest for the long-term, but it may sell securities regardless of how long they have been held if the Portfolio Managers find an opportunity they believe is more compelling, or if the Portfolio Managers’ outlook on the company or the market changes. In an effort to achieve its goal, the Fund may engage in active and frequent trading.”
Comment 7: Please add non-diversification risk to the “Principal Investment Risks” section.
Response:  The Registrant includes risks related to the Fund’s status as a non-diversified fund under “Issuer-Specific Risk” in the “Principal Investment Risks” section.
Comment 8: In “Principal Investment Risks” section, please explain when “Sector Risk” would apply to the Fund, since the Fund intends to invest primarily in the real estate industry.
Response:  The Registrant has replaced “Sector Risk” in “Principal Investment Risks” section with the following:
Sector Risk. Although the Fund will not invest in real estate directly, because it concentrates its assets in the real estate industry your investment in the Fund will be closely linked to the performance of the real estate markets and the value of the Fund’s shares may change at different rates compared to the value of shares of a fund with investments in a mix of different sectors or industries.
The Fund may at times emphasize particular sub-sectors of the real estate business—for example, apartments, retail, hotels, offices, industrial, and health care. As such, the Fund’s performance would be especially sensitive to developments that significantly affect those businesses.
Individual sectors may be more volatile, and may perform differently, than the broader market. The industries that constitute a sector may all react in the same way to economic, political or regulatory events.
Comment 9: Please confirm whether “Foreign and Emerging Markets Risk” in the “Principal Investment Risks” section includes risks specific to American Depositary Receipts (“ADRs”).
Response: The Registrant believes that the existing disclosure in the “Foreign and Emerging Markets Risk” includes adequate risks related to ADRs.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
December 23, 2014

Comment 10: Please consider whether unsponsored depositary receipts will be a principal investment type for the Fund’s principal investment strategies.  If so, please add disclosure related to unsponsored depositary receipts in the “Principal Investment Strategies” and “Principal Investment Risks” sections.
Response: The Registrant confirms that investments in unsponsored depositary receipts are not principal investment types for the Fund’s principal investment strategies.
Comment 11: In the “Portfolio Managers” section, please include the year in which the portfolio managers began managing the Fund, if possible.
Response:  The Registrant has made the requested change.
Comment 12:  In the second paragraph of the “Investment Manager” section, please disclose the date of the shareholder report that will include the discussion regarding the basis for the approval of the Fund’s investment advisory and sub-advisory agreements.
Response:  No change was made in response to this comment.  The second paragraph of the “Investment Manager” section currently states: “A discussion regarding the basis for the approval of the Fund’s investment advisory and sub-advisory agreements by the Board of Trustees will be available in the Fund’s initial shareholder report.”  The Registrant has considered the staff’s comment but believes the language complies with Item 10(a)(1)(iii), as the date of the Fund’s initial shareholder report cannot be ascertained until the Fund launches.
Statement of Additional Information
Comment 11:  Please confirm the Fund’s status as a non-diversified fund given the statement in the first paragraph of the “Investment Information” section.
Response:  The Registrant confirms the Fund’s status as a non-diversified fund.  The first paragraph of the “Investment Information” section is discussing the diversification status of the Registrant, which is diversified.
Comment 12:  Please confirm whether the fund intends to concentrate in the real estate industry and revise the “Industry Concentration” policy in the “Investment Policies and Limitations” section accordingly.
Response:  The Registrant confirms that it intends to concentrate in the real estate industry.  This is reflected in the “Industry Concentration” policy, which states that the Fund “will invest greater than 25% of its total assets in the real estate industry.”
Comment 13:  Please add the Fund’s fundamental policy regarding loans to the “Investment Policies and Limitations” section.
Response:  The Registrant has made the requested change.
Comment 14:  Please conform the description of the Fund’s 80% test in the “Additional

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
December 23, 2014

Investment Information - Real Estate-Related Instruments - Policies and Limitations” section with the 80% test that appears in the “Principal Investment Strategies” section of the Prospectus.
Response:  The Registrant has made the requested change.

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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9403 or Franklin H. Na at (202) 778-9473.  Thank you for your attention to this matter.
Sincerely,
/s/Marguerite W. Laurent
Marguerite W. Laurent